Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

C$1,500,000,000

3.615% FIXED/FLOATING RATE SENIOR NOTES, DUE MARCH 2028

FINAL TERM SHEET

Dated March 9, 2022

Issuer:	Bank of America Corporation (the “Issuer”)

Ratings of this Series:

A2 (Moody’s)/A- (S&P)/AA- (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Title of the Series:	3.615% Fixed/Floating Rate Senior Notes, due March 2028 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	C$1,500,000,000

Issue Price: Selling Agents’ Commission: Net Proceeds to Issuer:	100% 0.35% C$1,494,750,000

Trade Date:	March 9, 2022

Settlement Date:	March 16, 2022 (T+5)

Maturity Date:	March 16, 2028

Ranking:	Senior

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.

Fixed Interest Rate:	3.615% per annum, payable semi-annually in arrears for each semi-annual interest period from, and including, the Settlement Date to, but excluding, March 16, 2027 (the “Fixed Rate Period”).

Floating Interest Rate:	Base Rate plus the spread of 148 basis points per annum, payable quarterly in arrears for each quarterly interest period from, and including, March 16, 2027 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Three-month CDOR (Reuters Screen CDOR Page), as defined, and subject to the terms and provisions set forth in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, March 16 and September 16 of each year, beginning September 16, 2022 and ending March 16, 2027. During the Floating Rate Period, each of June 16, 2027, September 16, 2027, December 16, 2027 and the Maturity Date. Each Interest Payment Date during the Floating Rate Period (other than the Maturity Date) also will be an Interest Reset Date.

Day Count Convention:

Fixed Rate Period: 30/360 when calculating interest for a full semi-annual interest period, and Actual/365 (Fixed) when calculating interest for any period that is shorter than a full semi-annual interest period (also known as Actual/Actual (Canadian Compound Method)).

Floating Rate Period: Actual/365 (Fixed).

Business Days:	New York, Charlotte and Toronto.

Business Day Convention:	During the Fixed Rate Period, following unadjusted business day convention; during the Floating Rate Period, modified following business day convention (adjusted).

GOC Benchmark Curve:	CAN 1.25% March 1, 2027 and CAN 1.00% June 1, 2027

Spread to GOC Benchmark:	+189.7bps (-0.7bps curve adjustment and 0.4bps delay adjustment) vs. the CAN 1.25% March 1, 2027

Benchmark Yield:	1.718%

GOC Benchmark Price:	C$97.779

Reoffer Yield to March 16, 2027:	3.615%

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as the Notes will be registered with the SEC. Resales in Canada will be subject to resale restrictions.

Joint Bookrunners:	Merrill Lynch Canada Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.

Listing: Paying Agent:	None BNY Trust Company of Canada

Clearing and Settlement: CUSIP:	CDS 060505GF5

ISIN: Concurrent Offering:	CA060505GF52 C$400,000,000 Floating Rate Senior Notes, due March 2026

Payment of Additional Amounts:	Applicable

Redemption for Tax Reasons:	Applicable

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on March 16, 2027, or (b) in whole at any time or in part from time to time, on or after February 14, 2028 and prior to the Maturity Date, in each case upon at least 5 business days’, but not more than 60 calendar days’, prior written notice to holders of the Notes being redeemed, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after September 16, 2022 (or, if additional Notes are issued after March 16, 2022, on or after the date that is six months after the issue date of such additional Notes) and prior to March 16, 2027, upon at least 5 business days’, but not more than 60 calendar days’, prior written notice to the holders of the Notes being redeemed at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 47.5 basis points.

Calculation Agent (Floating Rate Period):	Merrill Lynch Canada Inc.

Recent Developments Relating to CDOR and Related Risk Factors

Subsequent to the date of the Prospectus Supplement, certain recent developments have occurred with respect to CDOR. A summary of such developments is set forth in the following risk factor, which should be deemed to supersede and replace the risk factor entitled “Regulation, reform, and the potential or actual discontinuation of CDOR may adversely affect the return on, value of and market for affected CDOR notes” set forth under the heading “Risk Factors Relating to the Notes—Risks Relating to the Canadian Dollar Bankers’ Acceptance Rate and CDOR Notes Generally” in the Prospectus Supplement. In addition, the risk factors in the Prospectus Supplement under “Risk Factors Relating to the Notes—Risks Relating to the Canadian Overnight Repo Rate Average and Compounded CORRA Notes Generally” relating to CORRA (as defined below) should be given careful consideration. Capitalized terms used and not defined below have the respective meanings given to them in the Prospectus Supplement.

Interest on the Notes during the Floating Rate Period will be calculated using a reference rate other than three-month CDOR if the Issuer or its designee (after consulting with the Issuer) determines that an Index Cessation Event has occurred with respect to such rate.

The Canadian Alternative Reference Rate Working Group (“CARR”) was established by the Bank of Canada’s Canadian Fixed-Income Forum with a primary objective of reviewing and analyzing the efficacy of CDOR and making recommendations for its future based on that analysis. In December 2021, CARR announced its finding that there are certain aspects of CDOR’s architecture that pose risks to its future robustness and recommended that Refinitiv Benchmark Services (UK) Limited (“RBSL”) should cease its calculation and publication of CDOR after June 30, 2024. CARR also recommended that, by June 30, 2023, all new securities use the Canadian Overnight Repo Rate Average (“CORRA”), subject to certain limited exceptions. In its announcement, CARR stated that the decision to ultimately cease CDOR lies solely with RBSL. As a result, in January 2022, RBSL issued a consultation on the potential cessation of CDOR. As of the date of this term sheet, the deadline to submit comments on RBSL’s consultation has passed, but RBSL has not published the results of this consultation. In addition, it has been reported that the Canadian Bankers’ Acceptance borrowing (“BA”) market—which CDOR is designed to represent—has experienced a significant decline in market volumes. If BA volumes continue to decline, or if one of the six banks comprising the panel that submits BA quotations to RBSL for use in RBSL’s calculation of CDOR leave such panel (as a result of declining BA volumes or otherwise), it is possible that three-month CDOR could cease to be calculated and published prior to June 30, 2024. As a result of these developments, there is a substantial likelihood that an Index Cessation Event will occur with respect to three-month CDOR on or before June 30, 2024.

If the Issuer or its designee (after consulting with the Issuer) determines that an Index Cessation Event has occurred with respect to three-month CDOR, the Issuer or its designee will determine an Applicable Fallback Rate and related adjustments to such rate and other terms and provisions of the Notes in accordance with the terms and provisions set forth under “Description of the Notes—Floating-Rate Notes—Floating-Rate Notes without Payment Delay—Determination of Base Rates—CDOR Notes” in the Prospectus Supplement, which shall be binding on the Issuer, the trustee for the Notes, investors in the Notes and the beneficial owners of interests in the Notes. In so acting, the Issuer or its designee would assume no obligations or relationship of agency or trust, including, but not limited to, any fiduciary duties or obligations, for or with any of the investors in the Notes. Any of the factors noted above could adversely affect the rate of interest on the Notes, which could adversely affect the return on, value of and market for the Notes.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Prospectus Supplement and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.

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